Exhibit (a)(1)(xii)

Date: January 31, 2013

From: OptionExchange@dish.com

Re: Acceptance of Your Election Form

IMPORTANT — PLEASE READ IMMEDIATELY.

Thank you for your prior submission of your Election Form. The Offer to Exchange has closed. We confirm with this email that we have accepted your last valid Election Form that was properly submitted to us. The adjustment to all properly tendered and accepted Eligible Incentive Stock Options was effected as of January 30, 2013, and Fidelity, our stock plan administrator, will promptly record these adjustments in the accounts of participating Eligible Employees. During the period in which accounts are being adjusted, we intend to suspend transactions involving both incentive stock options and non-qualified stock options. Therefore, during this period, you will not be able to engage in certain transactions, including, without limitation, any exercise of your properly tendered and accepted Eligible Incentive Stock Options or your Eligible Non-Qualified Stock Options.

If you have additional questions after receiving this confirmation, please send an email to Stock.Options@dish.com, which is the preferred method, or call the Offer to Exchange information line at 1-855-256-0682.